                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                (Amendment No. 1)

                            JB OXFORD HOLDINGS, INC.
                            ------------------------
                              (Name of the Issuer)

                            JB OXFORD HOLDINGS, INC.
                           THIRD CAPITAL PARTNERS, LLC
                             CHRISTOPHER L. JARRATT
                             ----------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    466107208
                             ----------------------
                      (CUSIP Number of Class of Securities)

                        Barry S. Fischer, General Counsel
                       15165 Ventura Boulevard, Suite 330
                         Sherman Oaks, California 91403
                                 (818) 907-6580
                                 --------------
      (Name, Address, and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange
Act of 1934.

b. [_] The filing of a registration statement under the Securities Act of 1933.

c. [_] A tender offer.

d. [_] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            Calculation of Filing Fee
                            -------------------------
             Transaction Valuation*       Amount of Filing Fee
                   $450,000                      $90**

* For purposes of calculating the fee only, this amount assumes the acquisition of 152,027 shares of common stock of JB Oxford Holdings, Inc. for $2.96 per share in cash in lieu of fractional shares issuable in a reverse stock split. No securities are being acquired for non-cash consideration The amount of the filing fee equals 0.0002 times the aggregate transaction value.
**Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Exchange Act
Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $______________  Filing Party: ____________________

Form or Registration No.:  _____________  Date Filed: ______________________

                                  INTRODUCTION

      This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3
(this "Schedule 13E-3") is being filed by JB Oxford Holdings, Inc. ("JBOH"),
Third Capital Partners, LLC and Christopher L. Jarratt, pursuant to Section
13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder. JBOH is submitting to its shareholders a proposal to approve and adopt Articles of
Amendment to its Articles of Incorporation providing for a one-for-100 reverse stock split of JBOH's common stock, and a cash payment in lieu of the issuance of any resulting fractional shares of common stock (the "Reverse Split"). The
Reverse Split proposal is upon the terms and subject to the conditions set forth in JBOH's Preliminary Information Statement for its special meeting of shareholders. A copy of Amendment No. 1 to the Preliminary Information Statement
was filed under cover of Schedule 14C with the Securities and Exchange
Commission simultaneously with this filing and is incorporated herein by reference in its entirety.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1. Summary Term Sheet.

The required information is incorporated herein by reference to the section in the information statement entitled "Summary Term Sheet."

Item 2. Subject Company Information.

(a) The name of the subject company and the address and telephone number of its principal executive offices are : JB Oxford Holdings, Inc., 15165 Ventura
Boulevard, Suite 330, Sherman Oaks, California 91403, (818) 907-6580.

(b) As of June 30, 2005, there were outstanding 3,580,119 shares of JBOH's
Common Stock, par value $.01 per share.

(c) The required information is incorporated herein by reference to the section of the information statement entitled "Additional Information-Market And Price
Of Common Stock."

(d) The required information is incorporated herein by reference to the section of the information statement entitled "Additional Information-Dividends."

(e) The required information is incorporated herein by reference to the section of the information statement entitled "Additional Information-Sales And
Purchases Of The Common Stock By Us And Our Affiliates."

(f) The required information is incorporated herein by reference to the section of the information statement entitled "Additional Information-Sales And
Purchases Of The Common Stock By Us And Our Affiliates."

Item 3. Identity and Background of Filing Person.

(a) The filing persons are the subject company, JB Oxford Holdings, Inc., Third
Capital Partners, LLC, a Nevada limited liability company, and Christopher L.
Jarratt. Third Capital Partners, LLC owns approximately 54.8% of the common stock of JB Oxford Holdings, Inc. Christopher L. Jarratt serves as Chairman and
Chief Executive Officer of JB Oxford Holdings, Inc. He also serves as Chief
Manager and Chief Executive Officer of Third Capital Partners, LLC, and owns all of the interests in Third Capital Partners, LLC. Mr. Jarratt beneficially owns approximately 57.1% of the common stock of JB Oxford Holdings, Inc. The required information concerning the business address and telephone number of Mr. Jarratt is incorporated herein by reference to the section of the information statement entitled "Additional Information-Directors and Executive Officers." The required information concerning the business address and telephone number of Third
Capital Partners, LLC is incorporated herein by reference to the section of the information statement entitled "Additional Information- Beneficial Stock
Ownership Of Certain Shareholders And Management."

(b) The required information concerning Third Capital Partners, LLC is incorporated herein by reference to the section of the information statement entitled "Additional Information- Beneficial Stock Ownership Of Certain
Shareholders And Management."

(c) The required information is incorporated herein by reference to the section of the information statement entitled "Additional Information-Directors and
Executive Officers."

Item 4. Terms of the Transaction.

(a) The required information is incorporated herein by reference to the section of the information statement entitled "The Reverse Stock Split."

(c) Not applicable.

(d) The required information is incorporated herein by reference to the sections of the information statement entitled "Summary Term Sheet-Dissenters' Rights"
and " The Reverse Stock Split-Rights of Dissenting Shareholders."

(e) The required information is incorporated herein by reference to the section of the information statement entitled "Additional Information-Provisions for
Unaffiliated Shareholders."

(f) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) The required information is incorporated herein by reference to the sections of the information statement entitled "Additional Information-Change in Control"
and "Additional Information-Past Contracts, Transactions, Negotiations And
Agreements."

(b) Not applicable.

(c) Not applicable.

(e) Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) The fractional shares of common stock acquired as a result of the reverse stock split will be cancelled.

(c)   (1) Not applicable.

      (2) Not applicable.

      (3) Not applicable.

      (4) Not applicable.

      (5) Not applicable.

      (6) The required information is incorporated herein by reference to the sections of the information statement entitled "Summary Term Sheet-Effects of the Reverse Stock Split" and "The Reverse Stock Split-Special Factors--Effects
of the Reverse Stock Split."

      (7) The required information is incorporated herein by reference to the sections of the information statement entitled "Summary Term Sheet-Effects of the Reverse Stock Split" and "The Reverse Stock Split-Special Factors--Effects
of the
Reverse Stock Split."

      (8) The required information is incorporated herein by reference to the sections of the information statement entitled "Summary Term Sheet-Effects of the Reverse Stock Split" and "The Reverse Stock Split-Special Factors--Effects
of the Reverse Stock Split."

Item 7. Purposes, Alternatives, Reason and Effects.

The required information is incorporated herein by reference to the section of the information statement entitled "The Reverse Stock Split-Special Factors."

Item 8. Fairness of the Transaction.

(a) The required information is incorporated herein by reference to the section of the information statement entitled "The Reverse Stock Split-Special
Factors--Background Of The Transaction; Alternatives Considered; Fairness of the
Transaction."

(b) The required information is incorporated herein by reference to the sections of the information statement entitled "The Reverse Stock Split-Special
Factors--Background Of The Transaction; Alternatives Considered; Fairness of the
Transaction" and "The Reverse Stock Split-Special Factors--Substantive and
Procedural Factors Considered by the Board of Directors as to the Fairness of
the Reverse Stock Split."

(c) The required information is incorporated herein by reference to the sections of the information statement entitled "The Special Meeting- Quorum; Vote
Required To Approve The Reverse Stock Split; How to Vote" and "The Reverse Stock
Split-Special Factors--Substantive and Procedural Factors Considered by the
Board of Directors as to the Fairness of the Reverse Stock Split."

(d) The required information is incorporated herein by reference to the section of the information statement entitled "The Reverse Stock Split-Special
Factors--Substantive and Procedural Factors Considered by the Board of Directors
as to the Fairness of the Reverse Stock Split."

(e) The required information is incorporated herein by reference to the section of the information statement entitled "The Reverse Stock Split-Special
Factors--Substantive and Procedural Factors Considered by the Board of Directors
as to the Fairness of the Reverse Stock Split."

(f) Not applicable.

Item 9. Reports, Opinion, Appraisals and Negotiations.

(a) The required information is incorporated herein by reference to the section of the information statement entitled "The Reverse Stock Split-Special
Factors-Fairness Opinion of Capitalink, L.C."

(b) The required information is incorporated herein by reference to the section of the information statement entitled "The Reverse Stock Split-Special
Factors-Fairness Opinion of Capitalink, L.C."

(c) The opinion of Capitalink, L.C. is attached as Appendix B to the information statement. The report of Capitalink, delivered to the board of directors on May
27, 2005, is attached as an exhibit to this Amendment No. 1 to Schedule 13E-3.
Disclosure regarding the same is incorporated herein by reference to the section of the information statement entitled "The Reverse Stock Split-Special
Factors-Fairness Opinion of Capitalink, L.C."

Item 10. Source and Amounts of Funds or Other Consideration.

(a) The required information is incorporated herein by reference to the section of the information statement entitled "Additional Information-Source and Amounts of Funds and Expenses."

(b) Not applicable.

(c) The required information is incorporated herein by reference to the section of the information statement entitled "Additional Information-Source and Amounts of Funds and Expenses."

(d) Not applicable.

Item 11. Interest in Securities of the Subject Company.

(a) The required information is incorporated herein by reference to the section of the information statement entitled "Additional Information-Beneficial Stock
Ownership Of Certain Shareholders and Management."

(b) The required information is incorporated herein by reference to the section of the information statement entitled "Additional Information- Sales And
Purchases Of The Common Stock By Us And Our Affiliates."

Item 12. The Solicitation or Recommendation.

(d) The required information is incorporated herein by reference to the sections in the information statement entitled "Summary Term Sheet-Vote Required For
Approval of the Reverse Stock Split at the Special Meeting" and "The Reverse
Stock Split-Special Factors--Substantive and Procedural Factors Considered by
the Board of Directors as to the Fairness of the Reverse Stock Split Reasons for
the Reverse Stock Split."

(e) The required information is incorporated herein by reference to the sections of the information statement entitled "The Reverse Stock Split-Special
Factors-Background Of The Transaction; Alternatives Considered; Fairness of the
Transaction" and "The Reverse Stock Split-Recommendation of the Board of
Directors."

Item 13. Financial Statements.

(a) The required information is incorporated herein by reference to the section of the information statement entitled "Additional Information-Financial
Information" and to the Consolidated Statements of Financial Condition as at
June 30, 2005, and Consolidated Statements of Operations and Consolidated
Statements of Cash Flows for the quarter ended June 30, 2005, together with the
Notes thereto as set forth in the Form 10-Q of JB Oxford Holdings, Inc. for the quarter ended June 30, 2005, as filed with the SEC, and the Consolidated
Statements of Financial Condition as at December 31, 2004, and 2003, and
Consolidated Statements of Operations, Consolidated Statements of Changes in
Shareholders' Equity and Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2003, together with the Notes thereto as set forth in the Form 10-K of JB Oxford Holdings, Inc. for the year ended December 31,
2004, as filed with the SEC. A copy of both of such reports will be delivered to the shareholders with the information statement.

(b) Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Not applicable.

(b) Not applicable.

Item 15. Additional Information.

Not applicable.

Item 16. Exhibits.

(a) Amendment No. 1 to the Information Statement is attached as Exhibit A hereto.

(b) Not applicable.

(c)(1) Opinion of Capitalink, L.C., dated May 27, 2005 (incorporated herein by reference to Appendix B to the information statement).

(c)(2) Presentation of Capitalink, L.C. to the Board Of Directors of JB Oxford
Holdings, Inc., dated May 27, 2005.

(d) Not applicable.

(f) The required information is incorporated herein by reference to the section of the information statement entitled "The Reverse Stock Split-Rights of
Dissenting Shareholders."

(g) Not applicable.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                JB OXFORD HOLDINGS, INC.

                                                By: /s/ C. L. Jarratt
                                                   -----------------------------
                                                Name:  C. L. Jarratt
                                                Title: Chief Executive Officer
                                                Date: August 25, 2005

                                                THIRD CAPITAL PARTNERS, LLC

                                                By: /s/ C. L. Jarratt
                                                   -----------------------------
                                                Name:  C. L. Jarratt
                                                Title: Chief Manager
                                                Date: August 25, 2005

                                                    /s/ C. L. Jarratt
                                                --------------------------------
                                                C. L. Jarratt, Individually
                                                Date: August 25, 2005

PROJECT JULIET **CONFIDENTIAL**
05.27.05

PRESENTATION TO THE BOARD OF DIRECTORS

This presentation and its analyses are only for the use of the Board of Directors are not intended to, nor should they be, relied upon by any other party, including Juliet's shareholders. The consent of Capitalink is required prior to the disclosure to any third party of this presentation, its analyses, or of the assessments made by Capitalink. These materials are based solely on information contained in publicly available documents and certain other information provided to Capitalink by management and the Board of Directors. Capitalink has not attempted to investigate or verify the accuracy or completeness of such publicly available information or other information provided to Capitalink. Capitalink has relied upon the accuracy and completeness of such publicly available information and other information supplied to Capitalink. These materials are being furnished, and should be considered only in connection with, the oral presentation being provided by Capitalink in connection herewith. The preparation of these materials was completed on May 26, 2005 based on information publicly available or supplied to Capitalink through such date. Capitalink is not obligated to update this presentation or its analyses to reflect any information that becomes publicly available or that is provided to Capitalink after such date.

CAPITALINK

Smart Investment Banking®

PROJECT JULIET CONFIDENTIAL

TABLE OF CONTENTS

I	TRANSACTION OVERVIEW
II	JULIET OVERVIEW
III	JULIET MARKET PERFORMANCE
IV	ANALYSIS

Page 2

PROJECT JULIET CONFIDENTIAL

GLOSSARY OF TERMS

CAGR	Compound Average Growth Rate
EBIT	Earnings before interest and taxes
EBITDA	Earnings before interest, taxes, depreciation and amortization
EPS	Earnings per share
EV	Enterprise value
FY	Fiscal year
ITM	In the money
LTM	Latest twelve months
MV	Market value
MRQ	Most recent quarter
SEC	Securities and Exchange Commission
WACC	Weighted average cost of capital

Page 3

PROJECT JULIET CONFIDENTIAL

I	**TRANSACTION OVERVIEW**
II	JULIET OVERVIEW
III	JULIET MARKET PERFORMANCE
IV	ANALYSIS

Page 4

PROJECT JULIET CONFIDENTIAL

TRANSACTION OVERVIEW
SCOPE OF ENGAGEMENT

- In arriving at its analysis and opinion, Capitalink took into account its assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and, among other things:
  - Reviewed documents relating to the Transaction.
  - Reviewed publicly available financial information and other data with respect to Juliet, including the Annual Report on Forms 10-K for the year ended December 31, 2004, the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, and the Definitive Proxy Statement on Schedule 14C, dated November 19, 2004.
  - Reviewed certain publicly available information concerning the trading of, and the market for, the common stock of Juliet and a general market index.
  - Reviewed and analyzed the adjusted net book value of the Company, taking into account its present financial condition, and the estimated fair market value of its book assets, liabilities and contingent liabilities.
  - Reviewed and compared the Fractional Share Consideration with the implied acquisition premiums paid in minority interest acquisitions.
  - Reviewed a recent precedent transaction in the Company's common stock.
  - Reviewed and discussed with representatives of the management of Juliet, and their legal counsel, certain financial and operating information furnished by them, including financial analyses with respect to the business, operations and the potential legal liabilities of Juliet.
  - Inquired about and discussed the Transaction and other matters related thereto with Juliet management and its Board of Directors.
  - Performed such other analyses and examinations as were deemed appropriate.

Page 7

PROJECT JULIET CONFIDENTIAL

TRANSACTION OVERVIEW

SCOPE OF ENGAGEMENT

- Capitalink was not asked to consider, and its opinion does not address, the relative merits of the Transaction as compared to any alternative business strategy that might exist for Juliet. In addition, Capitalink was not engaged to seek alternatives to the Transaction that might exist for Juliet.

- The opinion is for the use and benefit of the Board of Directors in connection with its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any Juliet shareholder as to how such shareholder should vote with respect to the Transaction if such a vote is required. Capitalink does not express any opinion as to the underlying valuation or future performance of Juliet nor the price at which its common stock would trade at any time in the future.

Page 9

PROJECT JULIET CONFIDENTIAL

I	TRANSACTION OVERVIEW
II	**JULIET OVERVIEW**
III	JULIET MARKET PERFORMANCE
IV	ANALYSIS

Page 10

PROJECT JULIET CONFIDENTIAL

JULIET OVERVIEW

- Juliet is headquartered in Sherman Oaks, California, and previously provided retail and online brokerage services to individuals and clearing, execution, and market-making services to independent broker-dealers.
- In late 2004, Juliet completed the sale of certain assets related to its retail, clearing and execution services to Ameritrade, Inc. In October 2004, the Company received $14.0 million. In January 2005, the Company received an additional $8.37 million. The final payment of $3.5 million is held in escrow under the terms of the Asset Purchase Agreement with Ameritrade and is payable in 2006.
- Today, the Company maintains minimal institutional trading and market making activities through its subsidiary.
- In addition, the Company is reviewing investment opportunities. In December 2004, the Company, through a new 99%-owned subsidiary, acquired approximately 10 acres of undeveloped land in Walton County, Florida, for approximately $5.5 million. The Company financed the acquisition using a $2.6 million mortgage loan, and an $800,000 promissory note to the seller.
- The Company has incurred approximately $185,000 of costs related to its activities during the first quarter of 2005, with no related revenues.
- Juliet continues to be burdened by a number of legal proceedings which, combined, represents significant contingent liabilities of the Company.
- The most potentially significant legal proceeding involved the investigations by the SEC, New York State Attorney General, and the US Attorneys Office related to allegations that Juliet improperly processed mutual fund order transactions between May 2002 and September 2003. Juliet has received notice that the SEC Pacific Regional office intended to recommend that the SEC bring civil and administrative enforcement actions against it. Substantial penalties from fines or settlements resulting from an adverse outcome or judgment in these matters could have a material adverse effect on the financial position and results of Juliet.
- In April 2004, Juliet agreed to a $500,000 lump sum payment with the USAO to settle a balance of $900,000 due under a previous settlement agreement.

Page 11

PROJECT JULIET CONFIDENTIAL

JULIET OVERVIEW

OWNERSHIP

- Capitalink reviewed the current shareholder ownership structure of the Company as of April 30, 2005. Capitalink noted the following:
  - Juliet is majority owned by Christopher Jarrat, the Company's current Chairman and Chief Executive Officer. Mr. Jarrat's ownership interest of approximately 57.1% on a primary basis, is held in the name of Third Capital Partners ("TCP"), of which he is the Chief Manager and Chief Executive Officer.
  - Approximately 42.8% of the outstanding shares are owned by public shareholders, of which none own more than 3.0% of the Company.
  - There are 120,900 vested options outstanding, none of which are in the money.

Page 12

PROJECT JULIET CONFIDENTIAL

I TRANSACTION OVERVIEW
II JULIET OVERVIEW
III JULIET MARKET PERFORMANCE
IV ANALYSIS

Page 14

PROJECT JULIET CONFIDENTIAL

JULIET MARKET PERFORMANCE

Closing Price & Trading Volume
Volume
June 08, 2004 - May 25, 2005
Price
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$-
Daily Volume Weighted Average Stock Price $2.48
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05

Start		End		High		Average	Median	Low		Average Vol.	Median Vol.
8-Jun-04	$ 3.3400	25-May-05	$ 1.4200	8-Jun-04	$ 3.3400	$ 2.2925	$ 2.3000	26-Aug-04	$ 1.2300	5,075	2,100

Sources of information: FT.com via Capital IQ.

Page 16

PROJECT JULIET CONFIDENTIAL

JULIET MARKET PERFORMANCE

Cummulative Volume at each Price
June 08, 2004 - May 25, 2005

Sources of information: FT.com via Capital IQ.

Trading Volume Ranges as a Percentage of Total Volume
June 08, 2004 - May 25, 2005

Page 19

PROJECT JULIET CONFIDENTIAL

I	TRANSACTION OVERVIEW
II	JULIET OVERVIEW
III	JULIET MARKET PERFORMANCE
IV	**ANALYSIS**

Page 20

PROJECT JULIET CONFIDENTIAL
ANALYSIS
METHODOLOGIES

- Reviewed a recent precedent transaction in the Company's common stock.

Page 22

PROJECT JULIET CONFIDENTIAL

ANALYSIS

ADJUSTED NET BOOK VALUE ANALYSIS

- A pro forma net book value analysis estimates the fair market value of the Company's assets and liabilities as of the closing date.
- Utilizing Juliet's balance sheet as of March 31, 2005, Capitalink, in consultation with Juliet management, made certain pro forma adjustments to estimate the pro forma balance sheet as of June 30, 2005. It is noted that the Transaction is more than likely to occur within the 3rd quarter.
- Based on discussions with management, Capitalink then adjusted the book value of the Company's assets and liabilities to reflect the estimated fair market value of each asset.
- Capitalink also determined the value of a number of contingent assets and liabilities for ongoing litigation involving the Company. Capitalink reviewed each case and a range of likely outcomes with Company management and their legal representatives, including the financial implications and case management costs, together with estimated case timeframe horizons. Capitalink calculated the present value of each outcome and determined a set of probabilities for each outcome.
- Because of the time required to settle the various cases, Capitalink also estimated the present value of future operating losses while continuing to operate the Company. Capitalink utilized budgets provided by Company management and assumed two scenarios - where the Company would continue to operate from the estimated Transaction date for a one and two year period, respectively.
- Capitalink noted the following:
  - From March 31, 2005, to June 30, 2005, the Company's net book value is expected to fall from approximately $23.5 million to approximately $22.3 million primarily as a result of operating losses over the quarter.
  - The estimated current litigation net liabilities (estimated litigation liabilities net of estimated litigation assets) are expected to range from $11.0 million to $12.5 million.

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PROJECT JULIET CONFIDENTIAL

ANALYSIS

ADJUSTED NET BOOK VALUE ANALYSIS

- There is an additional reserve for unknown litigation ranging from $250,000 to $500,000, inclusive of potential legal and case management costs.
- The estimated present value of future operating losses are expected to range from $2.1 million to $3.6 million.

- Based on the adjustments, Capitalink determined an adjusted net book value range of between approximately $9.4 million and approximately $12.8 million.

- Based upon approximately 3,580,000 shares outstanding (there are no ITM options or warrants), Capitalink determined an approximate indicated equity value range per share of between $2.63 and $3.57.

Page 25

PROJECT JULIET

CONFIDENTIAL

ANALYSIS

ADJUSTED NET BOOK VALUE ANALYSIS

Assets

($ in thousands)

	31-Mar-05	Pro Forma Adjustments	Notes	Pro Forma 30-Jun-05	Adjs (1) Low	Adjs (1) High	Notes	Adjusted Value Low	Adjusted Value High
Assets									
Cash & Equivalents	$ 14,497	$ (1,064)	a	$ 13,433	$ -	$ -		$ 13,433	$ 13,433
Restricted Cash	212	-		212	-	-		212	212
Rec. from Broker Dealers/Clearing	216	-		216	-	-		216	216
Receivable from Customers	-	-		-	-	-		-	-
Other Receivables	3,967	-		3,967	-	-		3,967	3,967
Note Receivable from Shareholder	2,500	-		2,500	-	-		2,500	2,500
Investment in Land	5,649	-		5,649	-	-		5,649	5,649
Plant and Equipment, net	1,192	(63)	b	1,129	(200)	(100)	c	929	1,029
Clearing Deposits	4,207	-		4,207	-	-		4,207	4,207
Other	641	-		641	(414)	(414)	d	227	227
	33,081	(1,127)		31,954	(614)	(514)		31,340	31,440
Contingent Assets									
Current Litigation Assets	-	-		-	-	-	e	-	-
Total Assets	$ 33,081	$ (1,127)		$ 31,954	$ (614)	$ (514)		$ 31,340	$ 31,440

Explanation of Notes:

a Budget cash losses of $1,064 for June quarter.

b Depreciation expenses for June quarter.

c Assumed reduction to estimated fair market value upon sale of furniture, fittings and plant.

d Non-recoverable interest and cash deposits held with Dolphin Bay with respect to property.

e Estimated range of litigation settlements received, net of legal fees. For confidentiality purposes, these amounts have been netted against contingent liabilities.

(1) Adjustments determined in discussions with Company management.

Sources of information: Company management.

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PROJECT JULIET CONFIDENTIAL

ANALYSIS

ADJUSTED NET BOOK VALUE ANALYSIS

Liabilities & Net Book Value

($ in thousands)

	31-Mar-05	Pro Forma Adjustments	Notes	Pro Forma 30-Jun-05	Adjs [1] Low	Adjs [1] High	Notes	Adjusted Value Low	Adjusted Value High
Liabilities									
Short Term Borrowings	$ 3,400	$ -		$ 3,400	$ -	$ -		$ 3,400	$ 3,400
Payable to B-Ds and Clearing Org.	114	-		114	-	-		114	114
Payable to Customers	-	-		-	-	-		-	-
Income Taxes Payable	604	-		604	-	-		604	604
Payables & Accruals	1,646	-		1,646	(457)	(457)	f	1,189	1,189
Accrued Interest - Demand Notes	952	-		952	(952)	(952)	f	-	-
Notes Payable - Demand Notes	2,889	-		2,889	(2,889)	(2,889)	f	-	-
	-	-		-	-	-		-	-
Other	-	-		-	-	-		-	-
	9,605	-		9,605	(4,298)	(4,298)		5,307	5,307
Contingent Liabilities									
Current Litigation Liabilities	-	-		-	12,500	11,000	g	12,500	11,000
Unknown Litigation	-	-		-	500	250	h	500	250
PV of Future Operating Losses	-	-		-	3,600	2,100	i	3,600	2,100
	-	-		-	16,600	13,350		16,600	13,350
Total Liabilities	9,605	-		9,605	12,302	9,052		21,907	18,657
Net Book Value	$ 23,476	$ (1,127)		$ 22,349	$ (12,916)	$ (9,566)		$ 9,433	$ 12,783
Indicated value, per share [2]	$ 6.56			$ 6.24				$ 2.63	$ 3.57

Explanation of Notes:

f Reversal of current litigation reserve (see Note g below).

g Estimated range of litigation expenses including legal fees and settlement costs offset by estimated range of litigation assets. For confidentiality purposes, no supporting documentation has been provided in this report.

h Additional litigation reserve for future potential litigation not currently known.

i Represents the present value of future operating losses for the Company through September 30, 2006 and September 30, 2007, based on the high and low case, respectively.

(1) Adjustments determined in discussions with Company management.

(2) Assumes approximately 3,580 shares outstanding as of May 1, 2005 and there are no ITM options or warrants currently outstanding.

Sources of information: Company management.

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PROJECT JULIET CONFIDENTIAL

ANALYSIS

ADJUSTED NET BOOK VALUE ANALYSIS

Future Net Operating Cash Flow - Best Case [(1)]

($ in thousands)

	Quarters				
	Sep-05	Dec-05	Mar-06	Jun-06	Sep-06
Revenues					
North American - Asset Sale	$ 120	$ 120	$ 120	$ 120	$ 60
Commission Revenue	150	150	150	150	75
Other	3	3	3	3	3
	273	273	273	273	138
Expenses					
Employee Compensation	240	240	240	240	240
Clearing Expenses	6	6	6	6	3
Communications	43	38	38	38	38
Occupancy and Equipment	95	95	95	95	95
Data Processing	-	-	-	-	-
Professional Services	218	218	218	218	218
Other	59	59	59	59	59
	660	655	655	655	652
EBIT Operating Loss	(387)	(382)	(382)	(382)	(514)
Add Deprec & Amort.	24	24	24	24	24
Operating EBITDA Loss	$ (363)	$ (358)	$ (358)	$ (358)	$ (490)
Less Liquidation Costs	-	-	-	-	250
EBITDA Loss	$ (363)	$ (358)	$ (358)	$ (358)	$ (740)
Cumulative EBITDA Loss	$ (363)	$ (722)	$ (1,080)	$ (1,439)	$ (2,179)
PV of EBITDA Loss (Rounded)	**$ (2,100)**				

(1) Excludes all litigation related expenses, income earned on cash or notes receivables, and interest expense on mortgages.

Sources of information: Company management.

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PROJECT JULIET CONFIDENTIAL

ANALYSIS

ADJUSTED NET BOOK VALUE ANALYSIS

Future Net Operating Cash Flow - Worst Case [1]

($ in thousands)

	Quarters								
	Sep-05	Dec-05	Mar-06	Jun-06	Sep-06	Dec-06	Mar-07	Jun-07	Sep-07
Revenues									
North American - Asset Sale	$ 120	$ 120	$ 120	$ 120	$ 120	$ 120	$ 120	$ 120	$ 60
Commission Revenue	150	150	150	150	150	150	150	150	75
Other	3	3	3	3	3	3	3	3	3
	273	273	273	273	273	273	273	273	138
Expenses									
Employee Compensation	240	240	240	240	240	240	240	240	240
Clearing Expenses	6	6	6	6	6	6	6	6	3
Communications	43	38	38	38	38	38	38	38	38
Occupancy and Equipment	95	95	95	95	95	95	95	95	95
Data Processing	-	-	-	-	-	-	-	-	-
Professional Services	218	218	218	218	218	218	218	218	218
Other	59	59	59	59	59	59	59	59	59
	660	655	655	655	655	655	655	655	652
EBIT Operating Loss	(387)	(382)	(382)	(382)	(382)	(382)	(382)	(382)	(514)
Add Deprec & Amort.	24	24	24	24	24	24	24	24	24
Operating EBITDA Loss	$ (363)	$ (358)	$ (358)	$ (358)	$ (358)	$ (358)	$ (358)	$ (358)	$ (490)
Less Liquidation Costs	-	-	-	-	-	-	-	-	500
EBITDA Loss	$ (363)	$ (358)	$ (358)	$ (358)	$ (358)	$ (358)	$ (358)	$ (358)	$ (990)
Cumulative EBITDA Loss	$ (363)	$ (722)	$ (1,080)	$ (1,439)	$ (1,797)	$ (2,156)	$ (2,514)	$ (2,872)	$ (3,863)
PV of EBITDA Loss (Rounded)	**$ (3,600)**								

(1) Excludes all litigation related expenses, income earned on cash or notes receivables, and interest expense on mortgages.

Sources of information: Company management.

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PROJECT JULIET CONFIDENTIAL

ANALYSIS

ACQUISITION PREMIUMS ANALYSIS

- The acquisition premiums analysis involves the examination of the acquisition premiums derived in other transactions where a minority interest of a public company was acquired. Capitalink reviewed the one-day, five-day and 30-day premiums for all minority interest transactions where:
  - The transaction was announced on or after January 2002,
  - The transaction value is less than or equal to $25.0 million,
  - The acquiring party previously had more than 50% shareholding in the target company, and
  - The target company is based in the United States.
- Capitalink reviewed 45 transactions that met these criteria and calculated the mean and median of the acquisition premiums. They were 48.8% and 27.3%, for the one-day premium, 49.8% and 29.8% for the five-day premium and 52.0% and 46.6% for the 30-day premium.
- In addition, Capitalink calculated the mean one-day premium for each year in the data set. This calculated mean was 65.5%, 54.9% and 18.7%, in CY2002, CY2003 and CY2004, respectively. Capitalink noted the declining mean during the prior three years.
- Utilizing the mean CY2004 one-day premium as the low selected premium and the complete data set mean for each of the respective one- five- and 30-day periods for the high premium, Capitalink derived an indicated range of per share market values for the Company.
- Based on the selected multiple ranges, Capitalink calculated a range of indicated equity values per share of between $2.28 to $2.89.
- In addition, Capitalink calculated a premium based upon the daily volume weighted average stock price and the CY2004 one-day premium. It was noted that this value supports the indicated value.

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PROJECT JULIET CONFIDENTIAL

ANALYSIS

ACQUISITION PREMIUMS ANALYSIS

Indicated Reference Range

	Closing Price		Selected Range Low	-	Selected Range High	Indicated Share Price				
Acquisitions Premiums Paid [1] [2]										
Prior One Day	$	1.42	18.6%	-	48.8%	$	1.68	-	$	2.11
Prior 5 Day	$	1.94	18.6%	-	49.8%	$	2.30	-	$	2.91
Prior 30 Day	$	2.40	18.6%	-	52.0%	$	2.85	-	$	3.65
Indicated Reference Range						**$**	**2.28**	**-**	**$**	**2.89**
Compared to Daily Volume Weighted Average Since June 8, 2004	$	2.48			18.6%				$	2.94

(1) Includes acquisitions by controlling shareholder (>50%) of minority interests from January 2002 with deal value < $25 million.

(2) Stock price information based upon May 25, 2005 data.

Sources of information: FT.com via Capital IQ and FactSet Mergerstat, LLC

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PROJECT JULIET CONFIDENTIAL

ANALYSIS

ACQUISITION PREMIUMS ANALYSIS

Transaction List

Announce. Date	Seller	Buyer	Previous Ownership Percentage	Percentage Sought	Premiums 1 Day	Premiums 5 Day	Premiums 30 Day
8-Feb-05	Korea Communications Ltd	ADC Telecommunications, Inc	38.00%	23.00%	-3.20%	-2.72%	0.48%
28-Dec-04	Centrest SA	East Jordan Iron Works, Inc	72.69%	21.13%	7.41%	0.00%	28.60%
20-Dec-04	Elmer's Restaurants, Inc	Eat Acquisition Corp.	58.00%	41.00%	0.60%	-0.53%	0.00%
13-Dec-04	Novel Denim Holdings Ltd.	Westleigh Ltd	63.00%	37.00%	25.00%	22.45%	64.38%
13-Sep-04	Rag Shops, Inc.	Sun Capital Partners, Inc.	50.67%	44.33%	23.21%	17.17%	27.82%
16-Jul-04	General Bearing Corp	GBC Acquisition Corp	65.30%	34.70%	6.10%	3.54%	11.47%
12-Jul-04	American Standard Sanitaryware (Thailand) PC	American Standard Cos Inc	84.00%	16.00%	13.37%	12.38%	21.67%
8-Jul-04	Ubizen NV	JPMorgan Chase & Co., Inc.	78.70%	21.30%	50.63%	49.33%	49.60%
25-May-04	Lake Technology Ltd.	Dolby Laboratories, Inc	84.38%	15.62%	33.33%	33.33%	14.85%
29-Apr-04	Scheid International Inc	Scheid International, Inc. /Scheid/	71.10%	28.90%	18.29%	13.12%	17.95%
5-Apr-04	Maxximus International, Inc.	Hake Wecke International GmbH	68.00%	32.00%	22.53%	21.98%	20.33%
27-Jan-04	Dover Investments Corp.	Lawrence Weissberg Revocable Living Trust	51.30%	48.70%	35.32%	41.79%	14.67%
30-Dec-03	Boyd Bros Transportation, Inc	BBT Acquisition Corp.	72.00%	28.00%	55.00%	63.93%	97.42%
4-Dec-03	iStar Corp	Gilat Satellite Networks Ltd	84.90%	15.10%	18.11%	30.43%	0.00%
2-Dec-03	Reeds Jewelers, Inc	Sparkle LLC	87.50%	12.50%	88.67%	94.21%	55.24%
2-Dec-03	Kontron Mobile Computing, Inc	Kontron Embedded Computers AG	51.70%	48.30%	32.79%	71.88%	32.78%
21-Nov-03	Chefs International Inc	Lombardi Restaurant Group Inc	61.30%	38.70%	110.53%	110.53%	112.77%
21-Oct-03	Aktiengesellschaft Kühnle, Kopp & Kausch	BorgWarner, Inc	84.91%	15.14%	2.80%	2.86%	15.35%
6-Oct-03	Safety Components International Inc	Zapata Corp.	53.70%	30.00%	-5.83%	2.82%	18.88%
9-Sep-03	ON Command Corp	Liberty Media Corp.	74.00%	26.00%	114.43%	114.82%	84.10%
13-Jun-03	Atalanta/Sosnoff Capital Corp.	Atalanta Sosnoff Capital Corp. /Sosnoff/	82.69%	17.31%	9.26%	6.61%	12.80%
29-May-03	BCT International, Inc	Phoenix Group of Florida Inc	52.30%	47.30%	117.39%	102.02%	113.90%
16-May-03	Wickes Lumber Co	Wickes Lumber Co. /Management/	51.22%	48.80%	10.41%	8.71%	9.57%
5-May-03	Westerbeke Corp	Westerbeke Acquisition Corp	56.25%	43.80%	80.17%	80.13%	86.29%
29-Apr-03	RWD Technologies Inc	Research Park Acquisition, Inc	66.00%	34.00%	155.26%	147.06%	156.10%
26-Mar-03	[illegible]	[illegible]	61.80%	38.20%	-1.39%	4.98%	9.62%
24-Mar-03	Judge Group Inc	The Judge Group, Inc. /Judge & Dunn/	60.00%	40.00%	50.00%	43.84%	63.33%
21-Mar-03	TROY Group Inc	Dirk Inc	58.40%	41.60%	149.80%	104.38%	83.45%
6-Feb-03	Advocat, Inc	Avery Hachmann Clevis Lepinosh Vehsekker Brandt	71.00%	29.00%	37.23%	27.27%	40.94%
30-Jan-03	Schleicher & Co. International AG	Escalade, Inc.	63.10%	36.90%	-6.22%	-6.22%	23.58%
22-Nov-02	UniMark Group, Inc.	MAM Nominee LLC	62.50%	37.50%	136.36%	160.98%	66.67%
19-Nov-02	MDI Entertainment Inc	Scientific Games Corp	66.00%	34.00%	27.27%	40.00%	53.85%
7-Oct-02	Netvalue SA	VNU NV	58.00%	42.00%	202.52%	198.33%	212.14%
13-Aug-02	Oriole Homes Corp	Levy Group	60.10%	39.90%	43.33%	43.33%	29.29%
13-Aug-02	R-B Rubber Products Inc	Dash Multi-Corp., Inc	70.00%	30.00%	83.61%	69.70%	93.80%
29-Jul-02	Kodak India Ltd	Eastman Kodak Co	74.70%	25.34%	14.90%	16.56%	47.58%
12-Jun-02	Swiss Army Brands Inc	Victorinox AG	66.90%	33.10%	48.73%	42.83%	40.87%
16-May-02	Electric Lightwave Inc	Citizens Communications Co	85.00%	15.00%	105.88%	79.49%	35.56%
16-May-02	Balanced Care Corp	IPC Advisors Sarl	53.30%	46.70%	130.00%	177.78%	127.27%
10-Apr-02	PurchaseSoft, Inc	PurchaseSoft, Inc. /Hammond/	65.00%	35.00%	108.33%	108.33%	108.33%
5-Apr-02	Century Builders Group Inc	Century Partners Group Ltd	90.50%	9.50%	8.43%	7.14%	-10.00%
14-Mar-02	Konover Property Trust	Prometheus Southeast Retail Trust	66.00%	34.00%	20.00%	20.00%	24.20%
13-Mar-02	Hawker Pacific Aerospace	Deutsche Lufthansa AG	72.70%	27.30%	2.20%	3.50%	51.18%
6-Mar-02	CAA AG	Harman International Industries, Inc	78.13%	21.83%	0.37%	27.40%	12.53%
22-Jan-02	Rottlund Co, Inc	Rottlund Co., Inc. /Rotto/	71.40%	28.60%	18.00%	29.79%	46.63%

	1 Day	5 Day	30 Day
High	*202.5%*	*198.3%*	*212.1%*
Mean	***48.8%***	***49.9%***	***52.4%***
Median	*27.3%*	*29.8%*	*46.6%*
Low	*-6.2%*	*-6.2%*	*-10.0%*

(1) Includes acquisitions by controlling shareholders (>50%) of minority interests from January 2002 with deal value < $25 million.
(2) Stock price information based upon May 23, 2005 data.

Source of information: FactSet Mergerstat, LLC

Page 33